UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               CENTENE CORPORATION
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    15135B101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 20 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 2 of 20 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STRATEGIC INVESTMENT PARTNERS LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 3 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUASAR INTERNATIONAL PARTNERS C.V.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NETHERLANDS ANTILLES

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 4 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    OO; IV

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 5 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 6 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           2,000,000
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 7 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G

  CUSIP No.  15135B101                                        Page 8 of 20 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    19.86%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 9 of 20 Pages


Item 1(a)         Name of Issuer:

                  Centene Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  7711 Carondelet Avenue, Suite 800, St. Louis, MO 63105

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Strategic Investment Partners Ltd. ("SIPL");

                  ii)      Quasar International Partners LDC ("Quasar");

                  iii)     Quantum Industrial Partners LDC ("QIP");

                  iv)      QIH Management Investor, L.P. ("QIHMI");

                  v)       QIH Management, Inc. ("QIH Management");

                  vi)      Soros Fund Management LLC ("SFM LLC"); and

                  vii)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the account of SIPL. Quasar is the majority shareholder of SIPL. QIP is the majority owner of Quasar. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC. Mr. Soros is the Chairman of SFM LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SIPL, Quasar and QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  1)       SIPL is a Cayman Islands corporation;

                  2)       Quasar is a Netherlands Antilles partnership;

                  3) QIP is a Cayman Islands exempted limited duration company;

                  4)       QIHMI is a Delaware limited partnership;

                                                             Page 10 of 20 Pages


                  5)       QIH Management is a Delaware corporation;

                  6)       SFM LLC is a Delaware limited liability company; and

                  7)       Mr. Soros is a United States citizen.


Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  15135B101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, each of SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of the 2,000,000 Shares held for the account of SIPL.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 19.86% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

SIPL, Quasar, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros
---------------------------------------------------------------

  (i)      Sole power to vote or to direct the vote:                   2,000,000

  (ii)     Shared power to vote or to direct the vote:                         0

  (iii)    Sole power to dispose or to direct the disposition of:      2,000,000

  (iv)     Shared power to dispose or to direct the disposition of:            0

                                                             Page 11 of 20 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                 Quasar and QIP, as the shareholders of SIPL, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SIPL in accordance with their respective ownership interests in SIPL.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 12 of 20 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2002                 STRATEGIC INVESTMENT PARTNERS LTD.


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

Date:    February 14, 2002                 QUASAR INTERNATIONAL PARTNERS C.V.


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

Date:    February 14, 2002                 QUANTUM INDUSTRIAL PARTNERS LDC


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

Date:    February 14, 2002                 QIH MANAGEMENT INVESTOR, L.P.


                                           By:  QIH Management, Inc.,
                                                its General Partner


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Vice President

                                                             Page 13 of 20 Pages



Date:    February 14, 2002                 QIH MANAGEMENT, INC.


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Vice President

Date:    February 14, 2002                 SOROS FUND MANAGEMENT LLC


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Assistant General Counsel

Date:    February 14, 2002                 GEORGE SOROS


                                           By:  /s/ Richard D. Holahan, Jr.
                                                --------------------------------
                                                Richard D. Holahan, Jr.
                                                Attorney-in-Fact

                                                             Page 14 of 20 Pages


                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       --------

A.     Joint Filing Agreement, dated as of February 14, 2002,
       by and among Strategic Investment  Partners  Limited,
       Quasar  International  Partners  C.V., Quantum Industrial
       Partners LDC, QIH Management  Investor, L.P., QIH Management,
       Inc., Soros Fund Management LLC and Mr. George Soros.............   15

B.     Power of Attorney, dated as  of  February 13, 2002,
       granted by  Strategic Investment Partners Limited in
       favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta,
       Ms. Maryann Canfield, Mr. Sean Cullinan, Mr. Richard
       D. Holahan, Jr. and Robert Soros..................................  17

C.     Power  of  Attorney, dated as of  February 13, 2002,
       granted  by  Quasar International  Partners C.V.
       in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta,
       Ms. Maryann Canfield, Mr. Sean Cullinan, Mr. Richard
       D. Holahan,  Jr. and Robert Soros.................................  18

D.     Power of Attorney, dated as of February 13, 2002, granted by
       Quantum Industrial Partners LDC  in favor of Mr. Armando T.
       Belly, Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean
       Cullinan, Mr. Richard D. Holahan, Jr. and Robert Soros...........   19

E.     Power of Attorney, dated as of January 15, 2002, granted
       by Mr. George Soros in favor of Mr. Armando T. Belly,
       Ms. Jodye Anzalotta, Ms. Maryann Canfield, Mr. Sean Cullinan,
       Mr. Richard D. Holahan, Jr. and Robert Soros....................    20